FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July 2019

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1.	(English Translation) Extraordinary Report of July 16, 2019

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: July 16, 2019	By:	/s/ Takashi Okubo
Takashi Okubo Global Head of Investor Relations

[Cover]
[Document Filed]	Extraordinary Report
[Filed with]	Director, Kanto Local Finance Bureau
[Filing Date]	July 16, 2019
[Company Name]	Takeda Pharmaceutical Company Limited
[Title and Name of Representative]	Christophe Weber, Representative Director, President & Chief Executive Officer
[Address of Head Office]	1-1, Doshomachi 4-chome, Chuo-ku, Osaka (The above address is the registered head office location and the ordinary business operations are conducted at the “Nearest Place of Contact”)
[Telephone Number]	Not applicable
[Name of Contact Person]	Not applicable
[Nearest Place of Contact]	1-1, Nihonbashi-Honcho 2-chome, Chuo-ku, Tokyo (Global Headquarters)
[Telephone Number]	+81-3-3278-2111 (Main telephone number)
[Name of Contact Person]	Norimasa Takeda, Head of Global Consolidation and Japan Reporting, Global Finance
[Please for public inspection]
Takeda Pharmaceutical Company Limited (Global Headquarters)
(1-1, Nihonbashi Honcho 2-chome, Chuo-ku, Tokyo)

Tokyo Stock Exchange, Inc.
(2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo)

Nagoya Stock Exchange, Inc.
(8-20, Sakae 3-chome, Naka-ku, Nagoya)

Fukuoka Stock Exchange
(14-2, Tenjin 2-chome, Chuo-ku, Fukuoka)

Sapporo Stock Exchange
(14-1, Minamiichijonishi 5-chome, Chuo-ku, Sapporo)

1.	Reason for Submitting the Extraordinary Report
The Company has submitted the Extraordinary Report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Law and Article 19, Paragraph 2, Item 3 of the Cabinet Office Ordinance concerning Disclosure of Corporate Affairs, etc. to report on resolution that resulted in change in specified subsidiaries.

2.	Details of the Extraordinary Report
(1) Outline of specified subsidiaries
(a) Company name     Shire Limited (formerly known as Shire plc)

(b) Headquarters Block 2, Miesian Plaza, 50-58 Baggot Street Lower, Dublin 2, Republic of Ireland

(c) Name of representative Susan O’Reilly

(d) Capital     GBP 46,275,411

(e) Description of business     Shareholding of former Shire group entities

(2) Number of votes held prior to and after liquidation
(a) Number of votes
Before liquidation        925,508,211 votes (of which 0 votes owned indirectly)

After liquidation          0 votes
(b) Voting rights ownership ratio
Before liquidation        100.0% (of which 0 shares owned indirectly)

After liquidation 0.0%

(3) Reason for change and date of liquidation
(a) Reason for change
The Company has decided to liquidate Shire Limited (formerly known as Shire plc) which is a specified subsidiary.
(b) Date of liquidation
The administrative processes of liquidation will commence in due course in compliance with local regulations, however, the date of completion cannot be determined yet.

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